Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning the capital stock of Verastem, Inc. (“Verastem” or “the Company”) that has been registered under the Securities Exchange Act of 1934. The summaries and descriptions below do not purport to be complete and are subject to and qualified in their entirety by reference to the Delaware General Corporation Law, the Company’s Amended and Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. Common Stock

Under the Certificate of Incorporation, Verastem has authority to issue up to 200,000,000 shares of common stock, par value $0.0001 per share. As of February 29, 2020, 91,402,823 shares of common stock were issued and outstanding.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Company’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of the Company’s liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware law

Verastem is subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-traded Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of a corporation’s board of directors, the business combination is approved by a corporation’s board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the Company and an “interested stockholder” and the sale of more than 10% of the Company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered board

Verastem’s certificate of incorporation and bylaws divide its board of directors into three classes with staggered three-year terms. In addition, the certificate of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of the shares of capital stock present in person or by proxy and entitled to vote. Under the certificate of incorporation and bylaws, any vacancy on the Company’s board

Exhibit 4.5

of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. Furthermore, the certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of the board of directors. The classification of the board of directors and the limitations on the ability of the Company’s stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Stockholder action; special meeting of stockholders; advance notice requirements for stockholder proposals and director nominations

Verastem’s certificate of incorporation and bylaws provide that any action required or permitted to be taken by its stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by the Company’s chairman of the board, president or chief executive officer or the board of directors. In addition, the Company’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities. These provisions also could discourage a third party from making a tender offer for the Company’s common stock, because even if it acquired a majority of the outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-majority voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Verastem’s bylaws may be amended or repealed by a majority vote of the Company’s board of directors or the affirmative vote of the holders of at least 75% of the votes that the Company’s stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that the Company’s stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of Verastem’s certificate of incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

The Company’s common stock is listed on The Nasdaq Global Market under the symbol “VSTM.”